Scott E. Bartel
Direct Dial: (916) 930-2513
E-mail: scott.bartel@bullivant.com

May 11, 2009

Via Facsimile, Original to Follow by U.S. Mail

Russell Mancuso Branch Chief Securities and Exchange Commission 100 F Street, N.E. Mail Stop 3030 Washington, DC 20549

Re:	Remedent, Inc.
Post-Effective Amendment No. 1 to Form SB-2 on Form S-1
Filed April 22, 2009
File No. 333-144745

Dear Mr. Mancuso:

We represent Remedent, Inc., a Nevada corporation (the “Company”), and are providing this letter on behalf of the Company.  This letter is in response to the Securities and Exchange Commission’s letter of May 5, 2009 (the “Comment Letter”) and addresses the Staff’s comment relating to the Commission’s examination of Post-Effective Amendment No. 1 to Form SB-2 on Form S-1 (the “Form S-1”) filed by the Company.

In connection with the response to the comment, the Company is concurrently filing a Post-Effective Amendment No. 2 to the Form S-1 today (the “Amendment”).  Therefore, the pages referenced in the response below correspond to the page numbers in the Amendment.

Executive Compensation, pages 47-49

1.           Please update your disclosures required by Item 402 of Regulation S-K to include compensation information for your last completed fiscal year - the fiscal year ended March 31, 2009.

Russell Mancuso
May 11, 2009

RESPONSE:

We note the comment and have updated the disclosure required by Item 402 of Regulation S-K in the Amendment in the section entitled, “Executive Compensation,” to provide compensation disclosure as of the Company’s most recently completed fiscal year ending March 31, 2009.

We have filed the Post-Effective Amendment No. 2 to the Form SB-2 on Form S-1 (the “Amendment”) reflecting the revision set forth above with the SEC today.  For your review, we have also included with this letter a marked version showing changes between the Amendment and the original filing.  In addition, in accordance with the Staff’s letter, we are attaching the Company’s acknowledgment.

Please fax all correspondence relating to this matter to Scott E. Bartel at (916) 930-2501.  In addition, for any questions and further discussions relating to this matter, please contact me at (916) 930-2513.

Very truly yours,

/s/ Scott E. Bartel

SEB

cc:	Guy De Vreese
Mary Beth Breslin

Russell Mancuso
May 11, 2009

ACKNOWLEDGEMENT

Remedent, Inc. (the “Registrant”) hereby acknowledges the following:

1.	The Registrant is responsible for the adequacy and accuracy of the disclosure in all of its filings with the United States Securities and Exchange Commission (the “Commission”);

2.	The Staff’s comments, or changes to disclosure in response to the Staff’s comments, do not foreclose the Commission from taking any action with respect to the Registrant’s filings; and

3.	The Registrant may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.

Dated: May 9, 2009	Remedent, Inc.

	By:	/s/ Stephen Ross
Stephen Ross, Chief Financial Officer